Mail Stop 3561

February 1, 2006

Dennis H. Johnston
Placer Del Mar, Ltd.
9422 Canfield Drive
La Habra, CA 90631

> **RE:** **Placer Del Mar, Ltd.**
> **Registration Statement on Form SB-2**
> **File No. 333-127736**
> **Amendment Filed: January 11, 2006**

Dear Mr. Johnston:

   We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary

1. Please reconcile the net loss from inception to December 31, 2005 with the financial statements.

Plan of Distribution

2. We reissue prior comment one from our letter dated November 21, 2005. We note the verbal agreement by your director to loan up to $50,000 to pay offering costs. Please state the material terms of this agreement. For instance, is there any interest that will be paid on this loan and is there a termination date? Also clarify whether the director is legally obligated to provide this funding. Discuss how you plan to pay these expenses if you are unable to obtain this funding from your director.

Description of Business

3. We reissue prior comment four from our letter dated November 21, 2005. Discuss in greater detail the phased nature of the exploration process. Provide greater discussion of the activities to be undertaken in phases one and two.

4. We note that proceeding to phase two is dependent upon the success of phase one program. Please explain how the "success" of phase one will be determined and who will make this decision to proceed to phase two.

5. We also note the disclosure that proceeding to phase two is dependent upon additional funding. Please disclose your business plan if you are unable to obtain the additional funding.

6. Please explain the disclosure on page 19 that your director has verbally agreed to loan the company an additional $50,000, which you indicate may be used to fund phases one and two in light of the statement on page 24 that such funds may be used to pay the offering costs, filing fees and correspondence with shareholders. Also, since there is no legal obligation to provide such funding, discuss how you plan to obtain this funding if the director does not provide this amount.

7. We reissue prior comment seven from our letter dated November 21, 2005. Throughout the prospectus we continue to note the reference to a 100% interest in the mineral claim. Please clarify the nature of your interest in the mineral claim. For example, is this a lease of the mineral claim, or direct ownership of the mineral claim?

8. We note the requirements or conditions for retention of title. Please clarify whether you have met these conditions or requirements or the current status of any registration. Clarify the mining tariff for your claim and state when this is paid (ex. yearly) and when the next payment is due.

9. We note the reference on page 19 to the term of the agreement with Mr. Almarez. Please disclose the term of the mineral property agreement.

10. We partially reissue prior comment five from our letter dated November 21, 2005. Clarify whether the agreement with Mr. Almarez has been filed with the appropriate mining recorder.

11. We reissue prior comment six from our letter dated November 21, 2005. Please file a complete exhibit 10. This would include all schedules, attachments and appendices to exhibit 10.

12. We reissue our prior comment 11 from our letter dated November 21, 2005. Insert a small-scale map showing the location and access to your property. This map should locate your property in relation to a political boundary such as a country, state or province. Note that SEC's EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for our review.

13. We note the discussion of local geology appears to refer to mining work in the area but not located on your property. Your discussion should be limited to mining work conducted on your property. Please remove references to mining work on other properties.

Plan of Operation

14. We reissue our prior comment 13 from our letter dated November 21, 2005. Please disclose the impact on the company's operations should it not be able to fund the activities identified in the company's exploration phase. Will operations cease? If so, disclose management's intention for Placer Del Mar, Ltd. Your discussion should include disclosure of how the company intends to manage its reporting obligations under the federal securities laws in the event the company's registration statement is declared effective. Will the company have the funds required to file current, quarterly, and annual reports?

Exhibits

15. We note the geology report filed as exhibit 99. The geology report is too technical for investors and should not be included as an exhibit. Please remove from the exhibits index and remove references in the prospectus, such as in risk factor 2, at the beginning of the description of business section and on page 21.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Pam Howell, who supervised the review of your filing, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies